Detica

RECEIVED

2008 FEB 21 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

[redacted]

08000857

Our ref: 08-FIV100C053

15 February 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

15.02.08 Interim Management Statement

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

FEB 26 2008

THOMSON
FINANCIAL

Enc

15 February 2008

Detica Group plc

Interim Management Statement

Detica Group plc ("Detica" or "the Group"), the specialist business and technology consultancy, today publishes its Interim Management Statement for the period from 1 October 2007 to 14 February 2008.

Current trading update

Performance in the third quarter was in line with the Board's expectations. Revenue in the nine months to 31 December 2007 grew by 31% compared with the same nine-month period in 2006.

Our UK Government business continues to perform very well and the market remains excellent. We recently announced an extension to our contract relating to the Home Office's e-Borders programme and now expect to recognise revenue of approximately £80 million over the life of the contract. This, combined with other recent wins, means that growth in our UK Government business is accelerating and we continue to recruit actively and to redeploy staff from other parts of our business to satisfy demand.

In our US Government business, following our first half investment in integration, we are seeing good progress. Former DFI clients, and potential new US government clients, are both showing growing interest in Detica capabilities ranging from advanced analytics, electronic systems and UK client best practice. As a result, our opportunity pipeline continues to strengthen.

Our Financial Services business is performing in line with the Board's expectations. Growing demand for services designed to detect and prevent fraud and misconduct, as exemplified by the recent sale of NetReveal to HSBC and the market surveillance contract award at Turquoise, is encouraging. As expected, demand from the Investment Banking sub-sector remains subdued and this area of our business is trading in line with the expectations we established at our interim announcement in November 2007. In Telecoms, Media and Technology, we have seen a good increase in demand in the second half of the financial year.

Financial position

There have been no significant changes in the financial position of the Group. Recent cash collection has been strong and Detica's balance sheet therefore remains robust with net debt of £17.7m at 31 December 2007 (30 September 2007: net debt of £25.2 million).

Group outlook

Detica has a broad portfolio of revenue streams and demand overall remains healthy, particularly in our Government markets. As a result, the outlook for the Group remains good and the Board's expectations for the current year remain unchanged.

For further information, please contact:

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816000
Financial Dynamics Edward Bridges Matt Dixon Erwan Gouraud	020 7831 3113

END